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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number 28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)
Date: May 30, 2006	By \S\ Roland M. Larsen
President & CEO

SEC1815 (05-06)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the “MD&A”) of the financial condition and results of operations of Royal Standard Minerals Inc. (the “Corporation”) constitutes management’s review of the factors that affected the Corporation’s financial and operating performance in the year ended January 31, 2006. The MD&A was prepared as of May 19, 2006 and should be read in conjunction with the audited annual financial statements for the year ended January 31, 2006 of the corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Corporation is currently active in the State of Nevada, with projects in Nye, Elko, Churchill and Lyon Counties, Nevada. The Corporation’s common shares are listed on the TSX Venture Exchange symbol RSM and on the US OTC:BB symbol RYSMF.

The Gold Wedge project can be considered to be an advanced exploration development project that is fully permitted by the Nevada Department of Environmental Protection (NDEP) for a mine and mill. This project was the major focus of the Company in fiscal 2006 and will continue to be its focus in fiscal 2007.

The Corporation has been evaluating other investment opportunities in Nevada as part of an effort to improve upon the Corporation’s production capacity. Capital for the development of the current controlled projects and future acquisitions is envisioned to come from equity and debt financing.

Results of Operations

The net loss for the year ending January 31, 2006 was $1,611,057 as compared to $475,409 for the year ending January 31, 2005 a difference of $1,135,648. The majority of this difference is a result of stock-option compensation which increased from $150,606 in 2005 to $739,006 in 2006. During fiscal 2006 2,380,000 options were granted to employees and directors of the company, 200,000 were exercised and 695,000 were cancelled or expired (see note 9 of the January 31, 2006 audited financial statements for details).

Also contributing to the increased loss were write-offs of exploration properties totaling $367,467. During the year the Company wrote-off $192,523 of exploration expenditures relating to the Manhattan, Nye County project and $174,944 relating to smaller projects that the Company was evaluating.

General and Administrative expenses increased from $193,287 for the year ending January 31, 2005 to $266,505 for the year ending January 31, 2006. Consulting fees increased from $213,504 for the year ending January 31, 2005 to $295,707 for the year ending January 31, 2006. These increases are a direct result of increased activity on the Company’s mineral projects.

The Corporation owns 100% interest in five (5) projects in four (4) gold-silver districts in Nevada. These projects include the Gold Wedge, Nye County, Pinon and Railroad Projects, Elko County, Fondaway Canyon, Churchill County and Como, Lyon County, Nevada.

Gold Wedge Project

The Gold Wedge project represents the most advanced project located in the Manhattan district about eight (8) miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Department of Environmental Protection (NDEP). RSM has commenced the mining program which includes mining of the defined mineralized zones concurrently with the second phase of decline development. The program focuses upon drifting within the eastern most gold mineralized zone accessed during the 2004 decline construction. An initial bulk sampling program has begun and the surface facilities to process this material is currently under final construction. Surface infrastructure at Goldwedge includes primary and secondary crushing facilities and the gold recovery system. The plant containment building has been completed. In addition, a heap leach pad, silt and fresh water ponds have been completed.

On June 29, 2005 the Company entered into a 5-year purchase option agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 700 unpatented claims). This property position adjoins the Company's Goldwedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie Comstock claim group located in Churchill County, Nevada. The Dixie Comstock is a 1500 acre property containing an epithermal gold system that has been explored by a number of major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. The Company is currently engaged in the completion of a 43-101 property report. The Company agrees to pay $35,000 upon the execution of the Agreement. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000 – there are no royalties.

Pinon-Railroad Project

The Company has also developed the necessary construction plans for the Pinon-Railroad project including surface, heap leach facilities design and open pit modeling of the deposits. All of this work was completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) by fiscal year-end 2007. A second objective is to complete feasibility studies for the Pinon/Railroad near surface oxide deposits.

Other Projects

The Company signed an Exploration and Option Agreement with Metallic Ventures ("Metallic") to explore the Mustang Canyon Project in Esmeralda County, Nevada. The agreement gives the Company the exclusive option to acquire 50% interest in the Mustang Canyon Project by spending $20,000 per year in exploration expenditures with the objective to identify a measured resource by June 30, 2010. Upon identification of a measured resource and completion of a 43-101 report, the Company will earn a 50% interest in the project. The Company may terminate the Agreement at any time after spending the initial $20,000 by providing 30 days written notice to Metallic. When the Company has exercised its option to acquire a 50% interest in the project, Metallic and the Company will establish a Joint Venture in respect to the project, on a 50/50 basis. Further expenditures on the Mustang Canyon Project will then be made by the Joint Venture. The Company will be the operator of the joint venture as long as it has at least a 50% interest in the joint venture.

Liquidity and Capital Resources

The Corporation’s cash balance as of January 31, 2006 was $795,095 compared to $392,697 at January 31, 2005. The Company also had $436,378 (market value) in short term investments at January 31, 2006 compared to $0 in 2005. The increases are attributable to the private placement offerings completed during the first two quarters of 2005.

On March 31, 2005 the Company completed the first round of a private placement by issuing 8,750,000 units at a price of $0.35 CDN for gross proceeds of $2,531,829 ($3,062,500 CDN). Each unit consisted of one common share and one-half common share purchase warrant. Each whole warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN until March 31, 2007.

In addition, Canaccord Capital Corporation, the agent for the offering, as partial compensation for their services, received 82,000 common shares and 1,353,500 warrants, each warrant entitling Canaccord to acquire one additional common share of the Company at an exercise price of $0.50 CDN until March 31, 2007.

A second round of the financing was completed on April 26, 2005. 1,500,000 units were issued at a price of $0.35 CDN for gross proceeds of $426,615 ($525,000 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN per share until April 26, 2007.

Haywood Securities Inc. ("Haywood") and Canaccord (the "Agents") acted as agents in this round of financing. As partial compensation for their services, the Agents received 45,000 common shares and 247,500 warrants, each warrant entitling the Agents to acquire one additional common share of the Company at an exercise price of $0.50 CDN until April 26, 2007.

On April 29, 2005, the Company issued 50,000 units at a price of $0.35 CDN per unit for gross proceeds of $14,296 ($17,500 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitled the holder to subscribe for one additional share at a price of $0.50 CDN per share until April 29, 2007.

On May 5, 2005, the Company completed the third and final round of private placements by issuing 1,831,000 units at a price of $0.35 CDN for gross proceeds of $495,808 ($640,850 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitled the holder to subscribe for one additional share at a price of $0.50 CDN per share until May 5, 2007.

Current assets as at January 31, 2006 were $1,445,200. Total assets as at January 31, 2006 were $6,646,480 as compared to $3,375,464 at January 31, 2005. This represents an increase of $3,271,016 due to the increased financing activity. Exploration properties at January 31, 2006 were $3,810,519 compared to $2,664,127 at January 31, 2005. This represents an increase of $1,146,392 resulting from continued construction at the Gold Wedge Project.

Current liabilities as at January 31, 2006 were $221,733 compared to $104,087 at January 31, 2005, and represent current trade payables.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. The primary reason is that current production cash flow is insufficient to allow the Corporation to grow at a rate to increase the necessary production capacity to achieve profitability in the near term. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation’s activities in the future.

The Corporation is authorized to issue an unlimited number of Common Shares of which 57,822,578 are outstanding as at January 31, 2006. As at January 31, 2006 the Corporation had outstanding options to purchase 5,670,000 common shares with exercise prices from $0.17-0.87CDN per share and expiration dates ranging from May 2006 to January 2011. The Corporation had 10,439,280 Warrants outstanding as of January 31, 2006. (See notes 8 & 9 of the Company’s January 31, 2006 audited financial statements for details.)

Selected Annual Information

The following selected financial information is derived from the financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

	January 31
	2006	2005	2004
Statement of Operations
Revenue	$0	$0	$0
Administrative Expenses	$1,493,095	$572,318	$565,907
Net loss for the year	$(1,611,057)	$(475,409)	$(554,626)
Deficit, beginning of year	$(7,852,833)	$(7,377,424)	$(6,822,798)
Deficit, end of year	$(9,463,890)	$(7,852,833)	$(7,377,424)
Earnings (loss) per common share basic and diluted	$(0.03)	$(0.01)	$(0.02)
Balance Sheet	2005	2005	2004
Current Assets	$1,445,200	$541,835	$273,291
Interest in Mineral Properties and Related Deferred Exploration Costs	$3,810,519	$2,664,127	$1,253,444
Equipment	$1,258,994	$37,735	$52,656
Current Liabilities	($221,733)	($104,087)	($106,178)

Selected Quarterly Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

	3 Mos Ended January 31, 2006	3 Mos Ended October 31, 2005	3Mos. Ended July 31, 2005	3 Mos. Ended April 30, 2005	3 Mos Ended January 31, 2005	3 Mos Ended October 31, 2004	3 Mos. Ended July 31, 2004	3 Mos. Ended April 30, 2004
Revenue	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Expenses	($601,892)	($368,642)	($298,257)	($342,266)	($264,345)	73,957	($167,079)	($117,942)
Net Income (Loss)	($601,892)	($368,642)	($298,257)	($342,266)	($264,345)	73,957	($167,079)	($117,942)
Net Income (Loss) per Common share basic and diluted	(0.01)	(0.00)	(0.01)	(0.01)	(0.01)	0.00	(0.00)	(0.00)

Exploration Properties

The following table reflects the exploration properties and expenditures during the year ended January 31, 2006.

	Opening Balance January 31, 2005	Additions (See details below)	Write-Offs	Ending Balance January 31, 2006
Gold Wedge Project	$1,460,443	$1,176,419	$0	$2,636,862
Manhattan Project	191,065	1,458	(192,523)	0
Como Project	86,330	21,720	0	108,050
Railroad Project	175,670	0	0	175,670
Pinon Project	600,538	161,747	0	762,285
Fondaway Project	96,028	31,624	0	127,652
Other	54,053	120,891	(174,944)	0
	$2,664,127	$1,513,859	($367,467)	$3,810,519

Detail of Mineral Property Additions

Gold Wedge Project
Opening balance	$1,460,443
Construction	445,529
Supplies	150,791
Consulting fees	81,122
Drilling	78,789
Salaries	67,132
Travel	66,152
Option payment	47,627
Acquisition costs	69,763
General exploration	169,514
Total Gold Wedge Project	2,636,862

Manhattan Project
Opening balance	191,065
General exploration	1,458
Written-off	(192,523)
Total Manhattan Project	0

Como Project
Opening balance	86,330
General exploration	21,720
Total Como Project	108,050

Railroad Project
Opening balance	175,670
Total Railroad Project	175,670

Pinon Project
Opening balance	600,538
Drilling	74,586
Option payment	38,401
Geologists	25,009
Consulting fees	19,537
Travel	801
General exploration	3,413
Total Pinon Project	762,285

Fondaway Project
Opening balance	96,028
Option payment	31,624
Total Fondaway Project	127,652

Other
Opening balance	54,053
Drilling	59,514
General exploration	61,377
Written-off	(174,944)
Total Other	0

TOTAL	$3,810,519

Equipment

	2006	2005	2004
Cost
Exploration equipment	$1,475,201	$62,065	$62,065
Office equipment	16,936	16,936	16,936
	1,492,137	79,001	79,001

Accumulated amortization
Exploration equipment	220,669	34,537	22,321
Office equipment	12,474	6,729	4,024
	233,143	41,266	26,345

Net carrying value
Exploration equipment	1,254,532	27,528	39,744
Office equipment	4,462	10,207	12,912
	$1,258,994	$37,735	$52,656

Transactions with Related Parties

1. Following is a summary of transactions of the Corporation with Sharpe Resources Corporation during the financial year ended January 31, 2006. Sharpe Resources is considered to be related to the Company because of common management.

• Market shares in the amount of $86,124 consist of shares of Sharpe Resources Corporation a publicly held Canadian company engaged in the exploration for and production of petroleum and natural gas properties in the United States. The market value of the shares at January 31, 2006 was $226,538 (2005 - $96,684, 2004 – did not own the shares).

• At January 31, 2006, $108,293 is owed to Sharpe Resources.

2. The amount of $18,049 is a receivable from the President and Director of the Company.

Subsequent Events

(a) On April 27, 2006 the Company announced it had completed a private placement of 12,975,967 units of the Company at $1.15 CDN per unit raising gross proceeds of $13,286,762 ($14,922,362 CDN). Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrants is exercisable at $1.75 CDN into one common share of the Company for a period of 2 years from the date of closing. The fair value of the common share purchase warrants was estimated, on the date of closing, using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 638%, risk-free interest rate of 4.13% and an expected life of 24 months. The value assigned to the warrants is $6,643,382 ($7,461,182 CDN). A cash finder’s fee of 6% or $797,206 ($895,342 CDN) was paid to certain registered brokers and this will be applied to the cost of issue.

(b) On May 2, 2006 the Company granted 3,140,000 common share stock options to certain directors and a consultant. The options are exercisable at $1.44 CDN for a period of 5 years. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 859%, risk-free interest rate of 4.36% and an expected life of 5 years. The value assigned to the options is $4,086,399 ($4,521,600 CDN).

Changes in Accounting Policies

The CICA Handbook Section 3870 requires that compensation for option awards to employees be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after February 1, 2003.

Risk and Uncertainties

At the present time, the Corporation’s viability and potential success lie in its ability to develop, exploit and generate revenue out of its current and future precious metal properties. The Corporation’s ability to acquire and develop it current precious metal properties and any new properties is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Although the Corporation has been successful in the past in obtaining financing there is no guarantee that it will be successful in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests.

Forward Looking Statements

This MD&A includes certain “forward-looking statements” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation’s businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in oil and gas prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation’s website at www.royal-standard.com.

\s\ Roland M. Larsen

Roland M. Larsen

President

Heathsville, VA

May 22, 2006